# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lionsgate Studios Corp., CIK 0002052959
CUSIP: 53626N102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, BRITISH COLUMBIA, Canada (Federal Level) (Z4), V6C 3R8
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001277742
Persons authorized to receive notices and communications: Janet Yeung, MHR Fund Management LLC, 40 West 57th Street, Floor 24, New York, New York (NY), 10019, (212) 262-0005

## Reporting persons
- MHR INSTITUTIONAL PARTNERS III LP (CIK 0001277742): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 25,173,882; shared voting power 0; sole dispositive power 25,173,882; shared dispositive power 0; aggregate amount beneficially owned 25,173,882 (8.7% of the class)
- MHR Institutional Advisors III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 25,173,882; shared voting power 0; sole dispositive power 25,173,882; shared dispositive power 0; aggregate amount beneficially owned 25,173,882 (8.7% of the class)
- MHR Fund Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,648,498; shared voting power 0; sole dispositive power 37,648,498; shared dispositive power 0; aggregate amount beneficially owned 37,648,498 (13% of the class)
- MHR HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,648,498; shared voting power 0; sole dispositive power 37,648,498; shared dispositive power 0; aggregate amount beneficially owned 37,648,498 (13% of the class)
- Mark H. Rachesky, M.D.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 37,920,093; shared voting power 0; sole dispositive power 37,920,093; shared dispositive power 0; aggregate amount beneficially owned 37,920,093 (13.1% of the class)
  Comment: The amounts listed above do not include (A) 7,035,969 Common Shares held by the Liberty Global Parties, of which the reporting persons may be deemed to have beneficial ownership as a result of the Liberty Global Voting Agreement or (B) 37,548,125 Common Shares held by the Liberty Entities, of which the reporting persons may be deemed to have beneficial ownership as a result of the Liberty77 Voting Agreement. See Item 5 and Item 6 of this Schedule 13D.
  
  This statement on Schedule 13D (this "Statement") amends and supplements, as Amendment No. 1 ("Amendment No 1"), the Schedule 13D filed on May 8, 2025 (the "Original Schedule 13D" and together with Amendment No. 1, the "Schedule 13D") and relates to Common Shares, no par value per share (the "Common Shares"), of Lionsgate Studios Corp. Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in the Original Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Lionsgate Studios Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, BRITISH COLUMBIA, Canada (Federal Level) (Z4), V6C 3R8
Comment: This statement on Schedule 13D (this "Statement") amends and supplements, as Amendment No. 1 ("Amendment No 1"), the Schedule 13D filed on May 8, 2025 (the "Original Schedule 13D" and together with Amendment No 1, the "Schedule 13D") and relates to Common Shares, no par value per share (the "Common Shares"), of Lionsgate Studios Corp. (the "Issuer"), a British Columbia, Canada corporation with principal offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8 and 2700 Colorado Avenue, Santa Monica, California 90404. Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 6 to this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages set forth below are calculated based on 289,729,314 Common Shares outstanding as of November 3, 2025, as reported the Issuer's Form 8-K filed on November 7, 2025.

(a)(i) Master Account may be deemed to be the beneficial owner of 2,385,199 Common Shares held for its own account (approximately 0.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 310,381 Common Shares held for its own account (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 2,695,580 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,385,199 Common Shares held for the account of Master Account and (B) 310,381 Common Shares held for the account of Capital Partners (100).

(iv) MHRC may be deemed to be the beneficial owner of 2,695,580 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(iii) by virtue of MHRC's position as the managing member of Advisors.

(v) Institutional Partners II may be deemed to be the beneficial owner of 1,469,450 Common Shares held for its own account (approximately 0.5% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Partners IIA may be deemed to be the beneficial owner of 3,701,988 Common Shares held for its own account (approximately 1.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) Institutional Advisors II may be deemed to be the beneficial owner of 5,171,438 Common Shares (approximately 1.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 1,469,450 Common Shares held for the account of Institutional Partners II and (B) 3,701,988 Common Shares held for the account of Institutional Partners IIA.

(viii) MHRC II may be deemed to be the beneficial owner of 5,171,438 Common Shares (approximately 1.8% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in Item 5(a)(vii) by virtue of MHRC II's position as the managing member of Institutional Advisors II.

(ix) Institutional Partners III may be deemed to be the beneficial owner of 25,173,882 Common Shares held for its own account (approximately 8.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(x) Institutional Advisors III may be deemed to be the beneficial owner of 25,173,882 Common Shares (approximately 8.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 25,173,882 Common Shares held for the account of Institutional Partners III.

(xi) Institutional Partners IV may be deemed to be the beneficial owner of 4,607,598 Common Shares held for its own account (approximately 1.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xii) Institutional Advisors IV may be deemed to be the beneficial owner of 4,607,598 Common Shares (approximately 1.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 4,607,598 Common Shares held for the account of Institutional Partners IV.

(xiii) Fund Management may be deemed to be the beneficial owner of 37,648,498 Common Shares (approximately 13.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV.

(xiv) MHR Holdings may be deemed to be the beneficial owner of 37,648,498 Common Shares (approximately 13.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of MHR Holding's position as the managing member of Fund Management and Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III, and Institutional Partners IV.

(xv) Dr. Rachesky may be deemed to be the beneficial owner of 37,920,093 Common Shares (approximately 13.1% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky's position as the managing member of each of MHRC, MHRC II, Institutional Advisors III, Institutional Advisors IV and MHR Holdings, (b) 20,107 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in one remaining annual installment on November 28, 2026 and (c) 251,488 Common Shares held directly.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b)(i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,385,199 Common Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,385,199 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 310,381 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 310,381 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,695,580 Common Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,695,580 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) MHRC may be deemed to have (x) the sole power to direct the disposition of 2,695,580 Common Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 2,695,580 Common Shares which may be deemed to be beneficially owned by MHRC as described above.

(v) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,469,450 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,469,450 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(vi) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,701,988 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,701,988 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vii) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,171,438 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,171,438 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(viii) MHRC II may be deemed to have (x) the sole power to direct the disposition of 5,171,438 Common Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 5,171,438 Common Shares which may be deemed to be beneficially owned by MHRC II as described above.

(ix) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(x) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 25,173,882 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xi) Institutional Partners IV may be deemed to have (x) the sole power to direct the disposition of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above, and (y) the sole power to direct the voting of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Partners IV as described above.

(xii) Institutional Advisors IV may be deemed to have (x) the sole power to direct the disposition of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above, and (y) the sole power to direct the voting of 4,607,598 Common Shares which may be deemed to be beneficially owned by Institutional Advisors IV as described above.

(xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of 37,648,498 Common Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 37,648,498 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xiv) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 37,648,498 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 37,648,498 Common Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 37,920,093 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 37,920,093 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

The Reporting Persons are required to vote the Common Shares in respect of certain matters in accordance with (i) the Voting and Standstill Agreement, dated May 6, 2025, by and between the Issuer, Fund Management and certain of its affiliated funds, Liberty Global Ventures Limited, a limited company organized under the laws of England and Wales ("Liberty Global") and Liberty Global Ltd., an exempted company limited by shares organized under the laws of Bermuda ("Liberty Parent" and together with Liberty Global, the "Liberty Global Parties") (the "Liberty Global Voting Agreement") and (ii) the Liberty77 Voting Agreement (as defined herein). See the description of the Liberty Global Voting Agreement in Item 6 of the Original Schedule 13D, and the Liberty77 Voting Agreement in Item 6 of this Amendment No. 1, each of which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Liberty Global Parties, the Liberty77 Parties (as defined herein) or their affiliates (together, the "Other Parties"). As a result of the Liberty Global Investor Rights Agreement, the Liberty Global Voting Agreement, and the Liberty77 Voting Agreement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Common Shares beneficially owned by the Other Parties and their respective affiliates.

Based on a Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2025, by the Liberty Global Parties, various funds affiliated with the Liberty Global Parties beneficially own an aggregate of 7,035,969 Common Shares (approximately 2.5% of the total number of Common Shares outstanding). Based on representations made by the Liberty 77 Entities in the Liberty77 Voting Agreement, various funds affiliated with the Liberty 77 Entities beneficially own an aggregate of 37,548,125 Common Shares (approximately 13.0% of the total number of Common Shares outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.

Item 5(a) to this Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: (c) None.
Other persons with the right to receive dividends or sale proceeds:
(d)(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(v) The partners of Institutional Partners IV, including Institutional Advisors IV, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IV in accordance with their partnership interests in Institutional Partners IV.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 26, 2026, the Issuer, Fund Management and certain of its affiliates and Liberty 77 Capital L.P., a Delaware limited partnership, Liberty 77 Fund L.P., a Cayman Islands exempted limited partnership and Liberty 77 Fund International L.P., a Cayman Islands exempted limited partnership (each, a "Liberty77 Party," and together, the "Liberty77 Parties") entered into that certain Governance, Standstill and Voting Agreement (the "Liberty77 Voting Agreement").

The Liberty77 Voting Agreement provides that the Issuer will appoint Steven T. Mnuchin as a Liberty77 Party designated director (the "New Liberty Director") to the Issuer's Board of Directors ("the "Board"), effective as of January 26, 2026, and will include Mr. Mnuchin on its slate of director nominees at the next annual meetings of shareholders and any subsequent annual meetings of shareholders, so long as the Liberty77 Parties continue to beneficially own at least five percent (5%) of the Issuer's outstanding common shares and Mr. Mnuchin continues to satisfy all applicable nomination requirements under the Issuer's governance documents and applicable law.

The Liberty77 Voting Agreement requires each of the Liberty77 Parties and Fund Management to vote all of the Common Shares owned by them (together with certain of their affiliates) in favor of each of the other's respective nominees to the Board, subject to certain exceptions set forth in the Liberty77 Voting Agreement.

The Liberty77 Voting Agreement further provides that, for the period beginning on the date of the agreement and continuing until the one-year anniversary of the date that any New Liberty Director that is appointed in accordance with the Liberty77 Voting Agreement is not serving on the Board, none of the Liberty77 Parties and Fund Management will engage in customary standstill actions, including increasing their ownership in the Issuer above 17.5%, making unsolicited proposals, launching proxy contests, forming groups, or otherwise participating in certain activities that could challenge or circumvent the Issuer's governance structure, subject to certain exceptions as set forth in the Liberty77 Voting Agreement. The Liberty77 Voting Agreement also includes certain transfer restrictions, limitations on derivative or hedging transactions, and prohibitions on certain coordinated actions, and provides for the automatic termination of these restrictions in certain circumstances, including the Issuer's entry into a definitive agreement for extraordinary transactions described in the Liberty77 Voting Agreement.

The Liberty77 Voting Agreement also provides the Liberty77 Parties with pre-emptive rights and registration rights, in each case, consistent with the rights included in the LG Studios Investor Rights Agreement and the LG Studios Registration Rights Agreements, respectively. The Liberty77 Voting Agreement also provides Fund Management and its affiliates, and the Liberty77 Parties, with certain "most favored nations" provisions so long as such party owns at least 20,000,000 Common Shares.

The foregoing description of the Liberty77 Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Governance, Standstill and Voting Agreement, dated as of January 26, 2026, by and among Liberty 77 Capital L.P., a Delaware limited partnership, Liberty 77 Fund L.P., a Cayman Islands exempted limited partnership and Liberty 77 Fund International L.P., a Cayman Islands exempted limited partnership, MHR Fund Management LLC, a Delaware limited liability company and its affiliated funds that are party thereto and Lionsgate Studios Corp., a British Columbia corporation (incorporated by reference to the Exhibit 10.1 of the Issuer's Form 8-K, dated January 26, 2026).

## Signatures
- MHR INSTITUTIONAL PARTNERS III LP: /s/ Janet Yeung, Authorized Signatory (01/27/2026)
- MHR Institutional Advisors III LLC: /s/ Janet Yeung, Authorized Signatory (01/27/2026)
- MHR Fund Management LLC: /s/ Janet Yeung, Authorized Signatory (01/27/2026)
- MHR HOLDINGS LLC: /s/ Janet Yeung, Authorized Signatory (01/27/2026)
- Mark H. Rachesky, M.D.: /s/ Janet Yeung, Attorney-in-Fact (01/27/2026)